

March 29, 2011

Mr. OC Kim
President
Franklin Wireless Corp.
5440 Morehouse Drive, Suite 1000
San Diego, CA 92121

> **Re:** **Franklin Wireless Corp.**
> **Form 10-K for the Year Ended June 30, 2010**
> **Filed October 12, 2010**
> **File No. 001-14891**

Dear Mr. Kim:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Item 1A. Risk Factors, page 7

The Loss Of Any Of Our Material Customers Could Adversely Affect Our Revenues And Profitability, And Therefore Shareholder Value, page 8

1. Disclose whether you have a written agreement with Sprint for the sale of your products. If you do have a written agreement, file it as an exhibit and briefly describe the material terms thereto. See Item 601(b)(10) of Regulation S-K. If you do not have a written agreement with Sprint, disclose that fact and explain the terms pursuant to which Sprint purchases products from you.

Item 7. Management's Discussion And Analysis Of Financial Condition And Results Of Operation, page 10

Result Of Operations, page 15

Year Ended June 30, 2010 Compared To Year Ended June 30, 2009

2. Please provide a more detailed analysis of the reasons underlying each material quantitative change in operating measures from period to period. For example, expand your disclosure regarding why net sales in the United States significantly increased by $84,070,012. Your discussion should go further than attributing the increase in net sales to demand for your products, by describing the underlying drivers behind increased demand. If the dramatic increase in fiscal 2010 domestic sales was the result of unusual or infrequent factors or events, so state and explain. Among other material drivers, you should describe how your relationship with Sprint played into the increased demand. Your disclosure should provide insight into the likelihood that past results are indicative of future results.

Item 9A. Controls and Procedures, page 18

3. In addition to the disclosures included in Item 9A on page 18, please revise to include a report of management on your internal control over financial reporting pursuant to Item 308T that contains:
   - a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant,
   - a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting as required by Rule 13a-15(c) or Rule 15d-15,
   - management's assessment of the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective, and
   - a statement in substantially the following form: "This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the securities and Exchange Commission that permit the company to provide only management's report in this annual report."

4. We note that in Item 9A on page 18 management states that it concluded that disclosure controls and procedures were effective as of the end of the fiscal year. Please tell us the factors you consider in determining whether management's failure to provide its report on internal control over financial reporting, as noted in our

comment above, impacts your previous conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

Item 10. Directors, Executive Officers and Corporate Governance, page 19

5. For each director provide the information required by Item 401(e) of Regulation S-K, the qualifications that led to the conclusion that the person should serve as a director.

Item 11. Executive Compensation, page 21

6. Please substantially revise your executive and director compensation disclosure, including both the tables and narrative disclosure, to comply with Item requirements 402(m) through 402(r) of Regulation S-K. Ensure that you provide the disclosure for each required director and executive officer. For example, we note that you only include one director in the director compensation table despite disclosing that other individuals served as directors during the fiscal year.

Item 13. Certain Relationships and Related Transactions . . ., page 24

7. Please clarify the description of your related party transactions with C-Motech. For example, explain the non-cash consideration that was to be paid to repurchase 1,803,684 of C-Motech's shares. Also, although we note from your subsequent disclosure in your most recent Form 10-Q that this was changed to cash consideration of $1,873,065, it is unclear why C-Motech agreed to pay the same amount back to you (see page 15 of the Form 10-Q). Explain whether these transactions impact your relationship with C-Motech as your primary supplier.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Kempf, Staff Accountant, at 202-551-3352 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ John Harrington for
Larry Spirgel
Assistant Director